FOR IMMEDIATE RELEASE
                13 JANUARY 2005

                Media Inquiries
                ----------------------
                Laura Fay 617.210.3867
                lfay@evergreeninvestments.com

                Dan Flaherty 617.210.3887
                dflaherty@evergreeninvestments.com


                                 PRESS RELEASE

[EVERGREEN INVESTMENTS LOGO]


EVERGREEN INVESTMENTS ANNOUNCES BOARD APPROVALS OF FUND REORGANIZATION
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BOSTON - Evergreen Investments today announced that the Boards of Trustees of the Evergreen Funds and Vestaur Securities Fund (AMEX:VES) have approved a proposal to reorganize Vestaur Securities Fund, a closed-end bond fund, into Evergreen Diversified Bond Fund (EKDYX), an open-end bond fund and series of Evergreen Fixed Income Trust managed by Evergreen Investment Management Company, LLC.

Vestaur Securities shareholders of record as of February 28, 2005, will be notified and given the opportunity to vote on the transaction. A shareholder's meeting has been scheduled for Wednesday, May 11, 2005 at 10:00 a.m. in the Meredith Room at The Union League of Philadelphia, 140 S. Broad Street, Philadelphia, PA 19102.

The Trustees of both funds have determined that the reorganization is in the best interests of each Fund's respective shareholders. Following the reorganization, Vestaur Securities Fund shareholders will have the ability to redeem any shares of Evergreen Diversified Bond Fund that they may receive in connection with the reorganization at net asset value, in addition to improved investment flexibility and increased investment choice through exchange privileges in Evergreen's family of open-end mutual funds. The combined fund is expected to benefit from efficiencies and will be managed by the team that currently manages the Vestaur Securities Fund. There can be no assurance that the reorganization will be completed or that the expected benefits will be realized.

As of January 12, 2005, Vestaur was trading at $13.87 per share. The NAV of Vestaur on January 6, 2005 was $14.01 per share.

Evergreen Diversified Bond Fund seeks to provide maximum income without undue risk of principal by investing primarily in a wide range of debt securities, including Treasury and agency securities, mortgage-backed, investment grade corporate and lower-quality corporate debt securities.

ABOUT EVERGREEN INVESTMENTS

Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 350 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages more than $248 billion in assets (as of December 31, 2004). For more information on Evergreen, please visit www.evergreeninvestments.com.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding Evergreen Diversified Bond Fund and Vestaur Securities Fund, or to receive a free copy of the prospectus/proxy statement relating to the reorganization (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the reorganizations has been filed with the Securities and Exchange Commission and become effective, please call 1-800-343-2898. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (http://www.sec.gov). Read the prospectus/proxy statement carefully before making investment decisions.